# Texadelphia-Katy

## ANNUAL REPORT

## April 2020



[THIS PAGE INTENTIONALLY LEFT BLANK]

## Apex-Tex Katy, LP

This Annual Report (this "**Disclosure**") is furnished with respect to the certain securities ("**Securities**") offered and sold by Apex-Tex Katy, LP a Texas limited partnership (**"Texadelphia Katy"** or the "**Issuer**") through the crowdfunding portal available at www.nextseed.com and each subdomain thereof (the "**Site**") and operated by NextSeed Services LLC, a Delaware limited liability company, on behalf of NextSeed Securities, LLC, a Delaware limited liability company and registered broker-dealer (together with its affiliates, "**NextSeed**"), in reliance on the exemption from registration pursuant to Section 4(a)(6) (the "**4(a)(6) Exemption**") of the U.S. Securities Act of 1933 (the "**Securities Act**") and the regulations promulgated with respect thereto ("**Regulation Crowdfunding**").

The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities.  Furthermore, the investors are not permitted to assign the Securities without the Issuer's prior written consent.

No person other than the Issuer has been authorized to provide prospective investors with any information concerning the Issuer or the Offering or to make any representation not contained in this Disclosure.

The Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission (the "**SEC**") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature, including this Disclosure. These Securities were offered under the 4(a)(6) Exemption; however, the SEC has not made an independent determination that the Securities are exempt from registration. Investors should not construe the contents of this Disclosure as legal, business, tax, accounting, regulatory, investment or other advice, and should consult their own advisors concerning the Securities.

Certain information contained in this Disclosure constitute "forward-looking statements" that can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "intend," "continue," or "believe" or the negatives or variations thereof. Furthermore, any forecasts or other estimates in this Disclosure, including estimates of returns or performance, are "forward-looking statements" and are based upon certain assumptions that may change. Due to various risks and uncertainties, actual events or results or the actual performance of the Securities may differ materially from those contemplated in such forward-looking statements. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of the Issuer or the Portal. Neither the delivery of this Disclosure at any time nor any sale hereunder shall under any circumstances create an implication that the information contained herein is correct as of any time after the earlier of the relevant date specified herein or the date of this Disclosure.

[THIS SECTION INTENTIONALLY LEFT BLANK]

## TABLE OF CONTENTS

_____

**APPENDIX A FINANCIAL STATEMENTS & OFFICER CERTIFICATION**

## I. SUMMARY OF BUSINESS

### SUMMARY OF ISSUER'S LEGAL STATUS

| | |
|---|---|
| **Name of Issuer** | Apex-Tex Katy, LP |
| **Legal Status of Issuer** | Limited partnership |
| **Jurisdiction of Organization** | TX |
| **Date of Incorporation** | 10-01-2018 |
| **Physical Address of Issuer** | 952 Echo Lane, Ste 250 Houston TX 77024 |
| **Number of Employees** | 27 |

### SUMMARY OF ISSUER'S BUSINESS PLAN

Texadelphia Katy is one of several new and improved versions of a favorite Texas restaurant franchise. Since 1981, Texadelphia has been cooking up a Lone Star-version of the classic cheesesteak, adding signature elements like jalapeños, mushrooms, and of course – a whole lot of queso.

Re-imagined by Jeremy Sanders and Kenny Owen, and opened on December 20t0, 2019, Texadelphia Katy combines the atmosphere of a sports bar with the popular time-tested food of Texadelphia. A 4,000 sq. ft. space featuring over 30 TVs to catch your favorite sports and a full bar with a second floor "sky bar" with an additional 1,400 sq. ft., this new location is custom built to be the perfect family-friendly neighborhood sports lounge and restaurant.

By leveraging a well-known restaurant brand in order to create a new type of franchise location, Jeremy Sanders and Kenny Owen are combining the tried and true cuisine of Texadelphia with a fresh business model, focused on growing bar sales and increasing the frequency of customer visits.

The sports bar atmosphere will provide a go-to game watching destination for area residents, one that is lively, social, and family-friendly.

After proving out the model with the successful Galveston and Champions location, Summit Interests (the holding company owned and operated by Jeremy Sanders and Kenny Owen) has expanded into several new markets, including the Houston suburb of Katy with plans to expand into the Houston area of Memorial by mid-summer 2020.

## II. DESCRIPTION OF BUSINESS CAPITALIZATION

### OVERVIEW

The Issuer anticipated that the total cost of the project will be approximately $547,000. Apex Tex-Katy, LP raised $150,000 through Regulation Crowdfunding on NextSeed which closed in February 2020. Further tenant improvement funds from the landlord will be approximately $35,000. The limited partners have contributed around $287,425.25 to date and are expected to contribute an additional $100,000 at a minimum.

### EXISTING SECURITIES AS OF END OF 2019

| Class of Security | Securities (or Amount) Authorized | Securities (or Amount) Outstanding | Voting Rights | How this security may limit, dilute or qualify the Securities issued pursuant to this Offering |
|---|---|---|---|---|
| General Partner | 0% | 0% | Management rights of the company | N/A |
| Limited Partner | 100% | 100% | No right to manage the company | N/A |

The Issuer is managed by its General Partner, Triumph Franchise Management, LLC.

### Previous Exempt Offerings

| Date of Offering | Exemption Relied Upon | Securities Offered | Amount Sold | Use of Proceeds |
|---|---|---|---|---|
| February 2020 | Section 4(a)(6) | NextSeed Notes | $150,000 | Construction costs and operating expenses |

### MATERIAL TERMS OF ANY INDEBTEDNESS AS OF END OF 2019

Jeremy Sanders has a loan to the Issuer for $25,000.

## III. KEY PERSONS

The directors, managers, officers and/or equity owners of 20% or more (calculated on the basis of voting power) of the General Partner of Texadelphia Katy are listed below.

| Name | Bio |
|---|---|
| Jeremy Sanders, Manager 05/01/2018 to present | Jeremy is a practing corporate attorney at Chapoton Sanders Scarborough LLP, in Houston, TX. Jeremy holds a law degree from South Texas College of Law and a BA from The University of Texas at Austin.<br><br>Jeremy's last 3 years of business experience includes:<br>Partner at Chapoton, Sanders, Scarborough LLP, a law firm, *2012 - Present* |
| Kenneth Owen, Manager 11/08/2019 to present | Kenneth is an investor and entrepreneur and enjoys serving in the Houston community and is active on the boards of St. Francis Episcopal School, the Houston Dynamo Charities and the Mercury Orchestra. Kenneth received his MBA from Wharton at the University of Pennsylvania and holds a BS and BA from Cornell University.<br><br>Kenneth's last 3 years of business experience includes:<br>Sr Advisor at Marea Energy Partners, *01/2019 – Present*<br><br>Co-owner of Portable Gallery Walls and LiquidnLights, *03/2019-Present*<br><br>President and CEO at Moda Midstream, a liquids terminaling and logistics company, *03/2015-03/2018* |

# IV. RISK FACTORS

**A crowdfunding investment involves risk. An investor should not invest any funds in this Offering unless he or she can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. This list of potential risks is not intended to be inclusive.**

**These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The SEC does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.**

### ❏ *Business Risks*

The success of a business depends on its brand perception, in part, upon the popularity of the establishment and the customer's experience. We take brand perception seriously and intend to reinforce and extend positive brand perception, including by providing a training program for our employees to ensure a high quality of customer service. However, any shortcomings in our brand building initiatives or business incidents that diminish customer perceptions of our brand could negatively impact revenues. If we overestimate the demand for our business or underestimates the popularity of the competition, we may not fully realize anticipated revenues. Our business, financial condition and results of operations also depend in part on our ability to anticipate, identify and respond to changing consumer preferences. Any failure to anticipate and respond to changing customer preferences could make our business less appealing and adversely affect business, including loss of potential revenue. If we do not achieve a certain level of revenue, the financial performance will be negatively impacted, in which case there may be serious adverse financial consequences for the Investors.

### ❏ *Financing Risks*

We have not yet commenced operations and have not generated any revenue to date. In order to begin business operations, we will need to incur expenses related to the development of the planned service, expenses related to the acquisition of certain supplies, expenses related to the opening of the first planned location, and other start-up costs. Accordingly, if we do not obtain additional financing, including the financing sought in this offering, the business will likely fail.

### ❏ *Development Risks*

Our dependence on development exposes us to timing, budgeting and other risks. New project development has a number of risks, including risks associated with: (I) construction delays or cost overruns that may increase project costs; (ii) receipt of zoning, occupancy and other required governmental permits and authorizations from local governmental agencies, which are issued at the discretion of the issuing authority with no guaranty that all licenses and permits applied for by us will be issued; (iii) development costs incurred for projects that are not pursued to completion; (iv) so-called acts of God such as earthquakes, hurricanes, floods or fires that could adversely impact a project; (v) defects in design or construction that may result in additional costs to remedy or require all or a portion of a property to be closed during the period required to rectify the situation; (vi) ability to raise capital; and (vii) governmental restrictions on the nature or size of a project or timing of completion. We cannot assure you that any development project will in fact be developed, and, if developed, the time period or the budget of such development may be greater than initially contemplated. We are planning to open in Houston Texas. There is no guarantee that this site will remain suitable, or that the business will be operated profitably. We depend on cash flow from operations to pay lease obligations and to fulfill other cash requirements. If the business does not generate sufficient cash flow and sufficient funds are not otherwise available from other sources, we may not be able to meet lease obligations, grow the business, respond to competitive challenges or fund its other liquidity and capital needs, which would have a material adverse effect on our business.

❑ *Reputational Risks*

Adverse publicity concerning the food and beverage industry and the business could damage our brand and negatively affect the future success of the business. This can take different forms, such as word-of-mouth criticisms, web blogs, social media websites, and other Internet-based communications that allow individuals access to a broad audience of consumers and other interested persons. Many social media platforms immediately publish the content their subscribers and participants can post, often without filters or checks on accuracy of the content posted. There is significant opportunity for dissemination of information, including inaccurate information. Information about the business may be posted on such platforms at any time, and may be adverse or inaccurate, either of which may harm the business and our financial performance. The harm may be immediate without affording us an opportunity for redress or correction.

❑ *Competition Risks*

The market for the food and beverage industry is competitive and we may need to compete with other established competitors. We compete with these other businesses on the basis of quality and price of products and/or services offered, atmosphere, location and overall customer experience. The food and beverage industry is characterized by the continual introduction of new concepts and is subject to rapidly changing consumer preferences, tastes and dining habits. The food and beverage industry in the Houston, Texas area is highly competitive in terms of type and quality of products, quality of service, location, atmosphere and price. The entrance of new competitors into our markets could reduce revenue and operating margins. Some competitors may have greater financial and other resources, greater name recognition, more experience in the business and/or better presence in the planned markets. Any inability to compete successfully with competitors, shifts in consumer preferences away from the food and beverage industry or our inability to develop new products or services that appeal to consumers may negatively affect revenues.

❑ *Market Risks*

Our success depends to a significant degree on numerous factors affecting discretionary consumer spending, including general economic conditions, disposable consumer income and consumer confidence. We will cater to both business and social guests. Accordingly, cost-conscious consumers may reduce their level of discretionary spending during economic turmoil or periods of uncertainty. Any material decline in the amount of discretionary spending could have a material adverse effect on our revenue, results of operations, business and financial condition. Our sales are also dependent on foot traffic and sales in a specific location. If the foot traffic in the area declines, or we are forced to move operations to a different location, revenues may be negatively impacted. Our success also depends on the popularity of our menu offerings and the overall dining experience provided to guests. Any shift in consumer preferences away from our business concept could negatively affect financial performance.

❑ *Risks from Work Stoppages, Terrorism or Natural Disasters*

Our operations may be subject to disruption for a variety of reasons, including work stoppages, terrorism, acts of war, pandemics, fire, earthquake, flooding, tornadoes or other natural disasters. Certain natural disasters, such as hurricanes and floods, are known to occur sporadically in Houston, Texas, where we are located. These disruptions can result in, among other things, lost sales due to the inability of customers, employees or suppliers to reach the store, property damage and lost sales if we are forced to close for an extended period of time.

### ❑ *Management Risks*

Any operational growth will place additional demands on our administrative, management and financial resources. It is imperative that we manage our growth; if we do not effectively manage growth, our operations and financial condition may be negatively impacted. The timing and extent of future growth depends, in part, on our ability to manage its organizational structure and financial resources.

### ❑ *Personnel Risks*

The success of the business is heavily dependent on the judgment and ability of the members of our leadership. If they are unable to attend to the business for health or personal reasons for an extended period of time, the business may suffer. If members of our leadership team or other key management personnel leave, we may have difficulty replacing them, and the business may suffer. There can be no assurance that we will be able to successfully attract and retain the leadership team and other key management personnel needed.

### ❑ *Labor Supply Risks*

A primary component of our operations is labor. We compete with other employers in the market for hourly workers and may be subject to higher labor costs as a result of such competition. We devote significant resources to recruiting and training team members, as its success depends, in part, upon its ability to attract, motivate and retain qualified employees in the food and beverage industry, including experienced management personnel. If we are unable to recruit and retain sufficiently qualified personnel, the business and growth could be adversely affected. Any material increases in employee turnover rates or any employee dissatisfaction could have a material adverse effect on the business and operations. We may sustain an increase in operating costs if we pay increased compensation or benefits to employees. We are subject to various federal and state labor laws, including but not limited to employee classifications as exempt or non-exempt, unemployment tax rates, workers' compensation rates, citizenship requirements and other wage and benefit requirements for employees classified as non-exempt. We may be adversely affected by legal or governmental proceedings brought by or on behalf of its employees or guests. Although we require all workers to provide government-specified documentation evidencing employment eligibility, some employees may, without our knowledge, be unauthorized. If any of our workers are found to be unauthorized, we may experience adverse publicity that negatively impacts our ability to hire and keep qualified employees. Termination of a significant number of employees who were unauthorized may disrupt operations, cause temporary increases in labor costs as new employees are trained and result in additional negative publicity. We could also become subject to fines, penalties and other costs related to claims that we did not fully comply with all record-keeping obligations of federal and state immigration compliance laws. These factors may have a material adverse effect on the business, financial condition and results of operations.

### ❑ *Privacy Risks*

Our business operations require processing and/or maintaining certain personal, business and financial information about customers, vendors and employees. Our use of such information is regulated by federal and state laws, as well as certain third party agreements. If our security and information systems are compromised or if employees fail to comply with the applicable laws and regulations, and this information is obtained by unauthorized persons or used inappropriately, it could adversely affect our reputation and result in litigation and settlement costs, damage awards or penalties and fines. As privacy and information security law and regulations change, we may incur additional costs to ensure compliance.

### ❏ *Real Estate Risks*

We are leasing the business location and are subject to any penalties that may result from a violation of the lease terms, such as early lease cancellation. The current location of the store may become unattractive as demographic patterns change. We may fail to negotiate renewals of the lease, either on commercially acceptable terms or at all, which could require us to close a store in a desirable location. Negative effects on our landlord due to any inaccessibility of credit and other unfavorable economic factors may, in turn, adversely affect our business and results of operations. If our landlord is unable to obtain financing or remain in good standing under the existing financing arrangements, they may be unable to provide construction contributions or satisfy other lease covenants with us. If the landlord files for bankruptcy protection, the landlord may be able to reject our lease in the bankruptcy proceedings. While we may have the option to retain some rights under the lease, we may not be able to compel the landlord to perform any of its obligations and would be left with damages as the sole recourse. In addition, if the landlord is unable to obtain sufficient credit to continue to properly manage its retail site, we may experience a drop in the level of quality of such retail center. We may be adversely affected by the negative financial situations of developers and landlords.

### ❏ *Supply and Delivery Cost Risks*

Supplies and prices of the various products used in the goods that we offer can be affected by a variety of factors, such as weather, seasonal fluctuations, demand, politics and economics in the producing regions. These factors may subject us to shortages or interruptions in product supplies, which could adversely affect revenue. We do not have control over the businesses of its vendors, suppliers and distributors, and our efforts to specify and monitor the standards under which they perform may not be successful. Higher diesel and gasoline prices may affect supply or transportation costs and may affect our profitability. If we have long-term purchase commitments in excess of what we need due to a decline in demand, this may also adversely affect profitability. Furthermore, certain supplies may be perishable, and we have limited control over whether those items will be delivered in an appropriate condition for use. If any of our vendors, suppliers or distributors are unable to fulfill their obligations to our standards, or if a replacement provider cannot be found in the event of a supply or service disruption, we could encounter supply shortages and incur higher costs to secure adequate supplies, which could materially adversely affect the business, financial condition and results of operation.

### ❏ *Food Safety Risks*

We consider food safety a top priority and dedicate substantial resources toward ensuring that customers enjoy high-quality, safe products. However, food tampering, employee hygiene and cleanliness failures or improper employee conduct at the business could lead to product liability or other claims. Instances of food-borne illnesses, whether real or perceived, and whether at the store or those of competitors, could harm customers and otherwise result in negative publicity about us or the products we serve, which could adversely affect revenue. If customers become ill from food-borne illnesses, we could be forced to temporarily close. In addition, we may have different or additional competitors for intended customers as a result of such changes and may not be able to compete successfully against those competitors. Food safety concerns may also adversely affect the price and availability of those affected ingredients and cause customers to shift their preferences. A decrease in customer traffic as a result of these health concerns or negative publicity, or as a result of a change in menu or customer experience or a temporary closure of the store, could materially and adversely impact the business's financial condition and results of operations.  A number of pandemic scares related to a variety of raw food ingredients, including meats, fruits and vegetables, have recently caused concern among consumers and health care officials. One or more such outbreaks of such food related illnesses, whether pandemic or isolated, may adversely affect the consumer demand for certain foods and consequently negatively impact the operations and profitability, regardless of the quality and safety of products offered by us.

❑ *Required Nutritional Disclosure Risks*

Government regulation and consumer eating habits may impact our business as a result in changes in attitudes regarding diet and health or new information regarding the health effects of consuming the menu offerings. These changes have resulted in, and may continue to result in, the enactment of laws and regulations that impact the ingredients and nutritional content of the menu offerings, or laws and regulations requiring us to disclose the nutritional content of its food offerings. Compliance with current and future laws and regulations regarding the ingredients and nutritional content of the menu items may be costly and time-consuming. Additionally, government authorities may increase regulations regarding trans-fats and sodium, which may require us to limit or eliminate trans-fat and sodium in the menu offerings, switch to higher cost ingredients or may hinder our ability to operate. We cannot make any assurances regarding its ability to effectively respond to changes in consumer health perceptions or successfully implement the nutrient content disclosure requirements or menu-labeling laws, which could have an adverse effect on the results of operations and financial position.

❑ *Legal Risks*

Food service businesses can be adversely affected by litigation and complaints from customers or government authorities resulting from food quality, health claims, allergens, illness, injury or other health concerns or operating issues stemming from one or more retail locations. Negative publicity about these allegations may negatively affect us, regardless of whether the allegations are true, by discouraging customers from patronizing Texadelphia Katy. We may also be impacted by industry trends in litigation, including class-action allegations brought under various consumer protection laws, securities and derivative lawsuits claiming violations of state and federal securities law, and employee lawsuits, including wage and hour claims. Due to the inherent uncertainties of litigation and regulatory proceedings, we cannot accurately predict the outcome of any such proceedings. An unfavorable outcome could have a material adverse impact on the business, financial condition and results of operations. Further, regardless of outcome, these proceedings could result in substantial costs and may require resources be used to defend any claims.

❑ *Environmental Risks*

We are subject to national, state and local laws and regulations in the U.S. concerning waste disposal, pollution, protection of the environment, and the presence, discharge, storage, handling, release and disposal of, and exposure to, hazardous or toxic substances. These environmental laws provide for significant fines and penalties for noncompliance and liabilities for remediation, sometimes without regard to whether the owner or operator of the property knew of, or was responsible for, the release or presence of hazardous toxic substances. Third parties may also make claims against owners or operators of properties for personal injuries and property damage associated with releases of, or actual or alleged exposure to, such hazardous or toxic substances at, on or from Texadelphia Katy. Environmental conditions relating to releases of hazardous substances at Texadelphia Katy could materially adversely affect the business, financial condition and operations. Further, environmental laws, and the administration, interpretation and enforcement thereof, are subject to change and may become more stringent in the future, each of which could materially adversely affect the business, financial condition and operations.

❑ *Information Technology Risks*

We rely heavily on information systems, such as point-of-sale processing, for management of the supply chain, payment of obligations, collection of cash, credit and debit card transactions and other processes and procedures. Our ability to efficiently and effectively manage the business depends significantly on the reliability and capacity of these systems. Our operations depend on our ability to protect computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses and other disruptive problems. The failure of these systems to operate effectively, maintenance problems, upgrading or transitioning to new platforms, expanding our systems or a breach in security of these systems could result in delays in guest service and reduce operational efficiency. Remediation of such problems could result in significant, unplanned capital investments.

❑ *Accounting Risks*

Changes to existing accounting rules or regulations may impact the future results of operations or cause the perception that we are more highly leveraged. Other new accounting rules or regulations and varying interpretations of existing accounting rules or regulations have occurred and may occur in the future. For example, accounting regulatory authorities have indicated that they may begin to require lessees to capitalize operating leases in their financial statements for the next few years. If adopted, such change would require us to record significant capital lease obligations on the balance sheet and make other changes to the financial statements. This and other future changes to accounting rules or regulations may impact our future operating results.

❑ *Intellectual Property Risks*

Our intellectual property is material to conducting business. Our success depends in part on furthering brand recognition using trademarks, service marks, trade dress, trade secrets and other proprietary intellectual property, including our name, logos and unique ambiance of Texadelphia Katy. We have taken efforts to protect our brand, but if its efforts are inadequate, or if any third party misappropriates or infringes on our intellectual property, the value of the store brand or consumer products brand may be harmed, which could have a material adverse effect on the business. There are no material claims against us from prior users of intellectual property, but there can be no assurances that we will not encounter any material claims in the future. If this happens, it could harm our image, brands or competitive position and cause us to incur significant penalties and costs.

❑ *Regulatory Risks*

Products and services offered by us are subject to regulation. Regulatory action could substantially increase costs, damage reputation and materially affect operating results. Increased costs in complying with these requirements or failure to obtain required licenses or permits in a timely fashion may materially affect operations.

Regulations regarding climate change, energy usage and emissions controls may impact us directly through higher cost of goods. The potential impacts of climate change and climate change regulations are highly uncertain at this time, and we cannot anticipate or predict the material adverse effects on the business as a result of climate change or climate change regulation. For instance, changes in the prevailing climates may result in a reduction in, or increased prices of available goods, which may adversely affect our revenue and operating margins.

We are subject to various federal, state and local regulations, including regulations related to the preparation and sale of food, the sale of alcoholic beverages, zoning and building codes, land use and employee, health, sanitation and safety matters. We are also subject to the U.S. Fair Labor Standards Act, which governs such matters as working conditions, family leave mandates and other employment law matters. In recent years, there has been an increased legislative, regulatory and consumer focus on nutrition and advertising practices in the food industry. Compliance with additional regulations can become costly and affect operating results.  There is also a potential for increased regulation of certain food establishments in the United States, where compliance with a Hazard Analysis and Critical Control Points ("HACCP") approach would be required. HACCP refers to a management system in which food safety is addressed through the analysis and control of potential hazards from raw material production, procurement and handling, to manufacturing, distribution and consumption of the finished product.

❑ *Tax Risks*

We are subject to federal, state and local taxes. In making tax estimates and paying taxes, significant judgment is often required. Although we believe our tax positions and estimates are reasonable, we could have additional tax liability, including interest and penalties, if a taxing authority disagrees with the positions. If material, payment of such additional amounts could have a material impact on finances and results of operations.

❑ *Limited Source of Repayment*

The only source of financial return for investors before maturity is through payments as set forth in the NPA and the Notes and there is no guarantee of any investment return. The Securities are speculative investments inherently involving a degree of risk, meaning part or all of such investments may be lost. While we are providing a lien on our assets, there is no guarantee that it will have sufficient assets to make full payment to the investors, as the assets may decrease in value, lose their entire value over time or may fluctuate based on the performance of the underlying business. Neither Texadelphia Katy nor NextSeed guarantees payment or investor returns.

❑ *Risks Relating to Financial Forecasts*

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Texadelphia Katy and the key persons will have no control. CHANGES IN ASSUMPTIONS OR THEIR UNDERLYING FACTS COULD SIGNIFICANTLY AFFECT THE FORECASTS. TO THE EXTENT THAT THE ASSUMED EVENTS DO NOT OCCUR, THE OUTCOME MAY VARY SIGNIFICANTLY FROM THE PROJECTED OUTCOMES. CONSEQUENTLY, THERE CAN BE NO ASSURANCE THAT THE ACTUAL OPERATING RESULTS WILL CORRESPOND TO THE FORECASTS PROVIDED HEREIN.

❑ *Risks Relating to Debt Financing*

Our debt service obligations may adversely affect cash flow. As a result of any future debt obligations, we may be subject to: (i) the risk that cash flow from operations will be insufficient to meet required payments of principal and interest, (ii) restrictive covenants, including covenants relating to certain financial ratios, and (iii) interest rate risk. In addition, in the event that Texadelphia Katy obtains a SBA loan, the lien granted to secure the obligations under the NPA and the Notes may be subordinate to lien granted in favor of the SBA loan. Although we anticipate repaying or refinancing any indebtedness when it matures, there can be no assurance that we will be able to do so or that the terms of such refinancing will be favorable. Texadelphia Katy's leverage may have important consequences including the following: (i) ability to obtain additional financing for acquisitions, working capital, capital expenditures or other purposes, if necessary, may be impaired or such financing may not be available on favorable terms and (ii) a substantial decrease in operating cash flow or a substantial increase in expenses could make it difficult for us to meet debt service requirements and restrictive covenants and force a sale of assets or modification of operations.

❑ *Potential Conflicts of Interest*

The key persons individually or as an entity may wish to own, operate or consult with other operations in the area similar to Texadelphia Katy, including operations utilizing the brand associated with us. Such other businesses may be owned by entities other than Texadelphia Katy. While it is the intention of the key persons to place such businesses operations strategically so as to maximize the revenue and profitability of each business, there can be no guarantee that such activities will not have a deleterious effect on the revenues of Texadelphia Katy's operations due to unintended competitive factors resulting from the comparative accessibility and desirability of the respective businesses. The relevant key persons will have no duty to account to Texadelphia Katy for profits derived from such other such activities.

## V.CERTAIN LEGAL MATTERS AND TAX CONSIDERATIONS

### LEGAL PROCEEDINGS

The Issuer is not aware of any material legal proceeding in which the Issuer, any of its affiliates, or any of its property is currently a party or subject to legal proceedings.

### AFFILIATED PARTY TRANSACTIONS

The Issuer or any entities controlled by or under common control with the issuer was not party to any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance of 4(a)(6) Exemption during the preceding 12-month period, including the amount the issuer seeks to raise in the Offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the Issuer;

(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) if the Issuer was incorporated or organized within the past three years, any promoter of the Issuer; or

(4) any immediate family member of any of the foregoing persons.

Jeremy Sanders has made a $25,000 loan to the Issuer, which is outstanding as of December 31, 2019.

### OTHER MATTERS

#### *Valuation of the Security in the Future*

The value of the Security is the present value of the future payments. In the event that the Issuer is unable to make the required payments, the value of the Security may be impacted adversely and the investor may lose some or all of the money invested.

#### *Minority Ownership*

By purchasing the Securities investors will not become holders of minority ownership in the Issuer. They will not have the rights of minority investors afforded by general corporate law of the state in which the Issuer has been formed. With any investment in debt securities or minority investment in a private company, an investor should be able to bear a compete loss of their investment.

#### *Corporate Actions of the Issuer*

Because Securities are governed by the NPA, the Issuer cannot unilaterally take subsequent corporate actions to change material terms of the Securities. In addition, because the holders of Securities' rights are limited to those described in the NPA, they will have no ability to influence the policies or any other corporate matter of the Issuer, including the election of directors, changes to the Issuer's governance documents, additional issuance of securities, the Issuer's repurchases of securities, a sale of the Issuer or of assets of the Issuer or transactions with related parties.

### *Payment Processing Operations*

Collection and repayment of funds to investors who have purchased the Securities depend on the continuous operation of NextSeed and its banking partner(s) that facilitate payments. If either NextSeed or its banking partner(s) were to stop or otherwise be unable to continue operations in the future, while NextSeed will make all commercially reasonable efforts to facilitate repayment of all outstanding Securities, it may not be possible to service the existing Securities until completion.

### *Legal and Regulatory Implications*

The legal and regulatory regime governing investment crowdfunding is a recent development and subject to inherent uncertainty as the applicable legal and regulatory environment continues to evolve. Accordingly, there may be changes to the legal and regulatory requirements that negatively affect the operations of NextSeed, including servicing the Securities. In addition, while the effective interest rates that may be charged to the Issuer are intended to be compliant with state usury law requirements, if in the event that any lawsuit brought by any issuer on NextSeed results in the Securities being found to violate state usury laws, such Securities may lose certain value.

### *Limited Security and Enforcement Options*

The Issuer will grant a security interest in all of its assets in favor of NextSeed for the benefit of the investors but the Securities are not insured by any third party or backed by any government authority in any way. NextSeed (and any designated third-party collection agency that may be appointed by NextSeed) may be limited in its ability to collect payments in the event the Issuer is unable or unwilling to comply with its payment obligations.

### *Requests for Additional Investor Information*

Each investor will be required to comply promptly with reasonable requests for information made by or on behalf of the Issuer or the Portal in order for the Issuer or the Portal to satisfy any request for information about such investor or its investment, including requests made by any national, federal, state, local or regulatory authority, agency, committee, court, exchange or self-regulatory organization.

### ONGOING REPORTING

The Issuer will file a report electronically with the SEC annually and post the report on its website, no later than: April 30 of the following year, 120 days after the end of each fiscal year covered by the report.

Once posted, the annual report will be available on the issuer's website at: www.texadelphia.com

The issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record;

(3) the Issuer has filed at least three annual reports pursuant to Regulation Crowdfunding and has total assets that do not exceed $10,000,000;

(4) the Issuer or another party repurchases all of the securities issued in reliance on 4(a)(6) Exemption, including any payment in full of Securities and any other debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with state law.

# APPENDIX A

# FINANCIAL STATEMENTS & OFFICER CERTIFICATION

Apex-Tex Katy, LP

I, Jeremy Sanders, the Manager of Triumph Franchise Management LLC, the General Partner of Apex-Tex Katy, LP, certify that the financial statements of Apex-Tex Katy, LP included in this Form are true and complete in all material respects.

/s/ Jeremy Sanders
Name: Jeremy Sanders
Title: Manager

# Apex Tex-Katy, LP
## TD007 - Katy, TX
### Balance Sheet - Custom Range: 1/1 thru 12/31/2019

## Assets

| | Account | Total |
|---|---|---|
| 10400 | Cash in Bank - 2496 | $169.68 |
| 10300 | Cash/Credit Card Clearing | $6,858.80 |
| 1099 | Bill Payment Account | $2,409.59 |
| 10200 | Cash in Bank - 3122 | $27,802.47 |
| **Cash** | | **$37,240.54** |
| 12200 | Accounts Receivable - Employee | $900.22 |
| 12320 | Due to/from - (TDApex) | ($623,631.12) |
| 12330 | Due to/from - TDTriumph | ($39,849.96) |
| 12340 | Due to/from - (TD006) | ($16,050.91) |
| 12350 | Due to/from - ApexBev | ($22,752.96) |
| 12360 | Due to/from - TD005 | ($4,886.17) |
| 12370 | Due to/from - TD008 | ($790.00) |
| 12100 | Accounts Receivable – CMF | $1,634.13 |
| 12380 | Due to/from -Triumph Interests | ($9,669.16) |
| **Accounts Receivable** | | **($715,095.93)** |
| 15200 | Furniture & Fixtures | $36,484.65 |
| 15300 | Machinery & Equipment | $82,052.18 |
| 15500 | Leasehold Improvements | $411,059.26 |
| **Fixed Assets** | | **$529,596.09** |
| 17600 | Franchise Fee | $18,000.00 |
| 17800 | Security Deposits | $17,891.16 |
| **Other Assets** | | **$35,891.16** |
| **Total Assets:** | | **($112,368.14)** |

## Liabilities

| | Account | Total |
|---|---|---|
| 2000 | Accounts Payable | $60,758.17 |
| **Accounts Payable** | | **$60,758.17** |
| 23000 | Gift Card Payable | ($99.07) |
| 23300 | Sales Tax Payable | $3,444.17 |
| 23600 | Tips Payable | $9,784.95 |
| 25600 | Alcohol Sales Payable | $8,836.36 |
| **Other Current Liablities** | | **$21,966.41** |
| 26610 | Loan Payable 1-Jeremy Sanders | $22,991.96 |
| **Long Term Liabilities** | | **$22,991.96** |
| **Total Liabilities:** | | **$105,716.54** |

## Equity

| | Account | Total |
|---|---|---|
| 31000 | Owners Equity | $42,000.00 |
| **Equity-doesn't close** | | **$42,000.00** |
| 35000 | Retained Earnings | ($28,710.76) |
| **Equity-Retained Earnings** | | **($28,710.76)** |
| **Net Income** | | **($231,373.92)** |
| **Total Equity:** | | **($218,084.68)** |
| **Total Liabilities & Capital:** | | **($112,368.14)** |

# Apex Tex-Katy, LP
## TD007 - Katy, TX
### Statement of Cash Flow as of 12/31/2019

|  | Period | Year-to-Date |
|---|---|---|
| **Cash Flows from operating activities** |  |  |
| Net Income | ($231,373.92) | ($231,373.92) |
| **Adjustments to reconcile net income to net cash provided by operating activities** |  |  |
| Accounts Receivable – CMF | ($1,634.13) | ($1,634.13) |
| Accounts Receivable - Employee | ($900.22) | ($900.22) |
| Due to/from - (TDApex) | $623,631.12 | $623,631.12 |
| Due to/from - TDTriumph | $39,849.96 | $39,849.96 |
| Due to/from - (TD006) | $16,050.91 | $16,050.91 |
| Due to/from - ApexBev | $22,752.96 | $22,752.96 |
| Due to/from - TD005 | $4,886.17 | $4,886.17 |
| Due to/from - TD008 | $790.00 | $790.00 |
| Due to/from -Triumph Interests | $9,669.16 | $9,669.16 |
| Accounts Payable | $60,758.17 | $60,758.17 |
| Gift Card Payable | ($99.07) | ($99.07) |
| Sales Tax Payable | $3,444.17 | $3,444.17 |
| Tips Payable | $9,784.95 | $9,784.95 |
| Alcohol Sales Payable | $8,836.36 | $8,836.36 |
| **Total Adjustments** | $797,820.51 | $797,820.51 |
| **Net Cash provided by Operations** | $566,446.59 | $566,446.59 |
| **Cash Flows from investing activities** |  |  |
| **Used For** |  |  |
| Furniture & Fixtures | ($36,484.65) | ($36,484.65) |
| Machinery & Equipment | ($82,052.18) | ($82,052.18) |
| Leasehold Improvements | ($411,059.26) | ($411,059.26) |
| Franchise Fee | ($18,000.00) | ($18,000.00) |
| Security Deposits | ($17,891.16) | ($17,891.16) |
| **Net cash used in investing** | ($565,487.25) | ($565,487.25) |
| **Cash Flows from financing activities** |  |  |
| **Proceeds From** |  |  |
| Loan Payable 1-Jeremy Sanders | $25,000.00 | $25,000.00 |
| Owners Equity | $213,178.11 | $213,178.11 |
| Payroll Clearing | $16,966.69 | $16,966.69 |
| **Used For** |  |  |
| Loan Payable 1-Jeremy Sanders | ($2,008.04) | ($2,008.04) |
| Owners Equity | ($171,178.11) | ($171,178.11) |
| Payroll Clearing | ($16,966.69) | ($16,966.69) |
| **Net Cash used in financing** | $64,991.96 | $64,991.96 |
| **Net Increase (Decrease) in cash** | $65,951.30 | $65,951.30 |
| **Summary** |  |  |
| Cash Balance at End of Period | $65,951.30 | $65,951.30 |
| Cash Balance at Beginning of Period | - | - |

| | | |
|---|---|---|
| Net Increase (Decrease) in cash | $65,951.30 | $65,951.30 |

# Income Statement - Apex Tex-Katy, LP

## TD007 - Katy, TX

| Accounts | Custom Range: 1/1 thru 12/31/2019 | | | | | | | | Calendar Year to Date | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Actual | % | Budget | % | Variance | Prior | % | Variance | Actual | % | Budget | % | Variance | Prior | % | Variance |
| **Income** | | | | | | | | | | | | | | | | |
| 41000 Food Sales | 53,223 | 94.9% | | | | | | | 53,223 | 94.9% | | | | | | |
| 41800 Discounts | (1,560) | (2.8%) | | | | | | | (1,560) | (2.8%) | | | | | | |
| 41820 Kids Eat Free | (374) | (0.7%) | | | | | | | (374) | (0.7%) | | | | | | |
| 41900 Employee Meals Discount | (286) | (0.5%) | | | | | | | (286) | (0.5%) | | | | | | |
| 43000 Catering/Delivery Sales | 145 | 0.3% | | | | | | | 145 | 0.3% | | | | | | |
| 44000 Beverage Sales | 3,293 | 5.9% | | | | | | | 3,293 | 5.9% | | | | | | |
| 46000 Concession Management Fee | 1,634 | 2.9% | | | | | | | 1,634 | 2.9% | | | | | | |
| **Income Total:** | **56,075** | | | | | | | | **56,075** | | | | | | | |
| **Prime Cost** | | | | | | | | | | | | | | | | |
| **Food Costs** | | | | | | | | | | | | | | | | |
| 51100 COGS - Protein | 8,713 | 15.5% | | | | | | | 8,713 | 15.5% | | | | | | |
| 51200 COGS - Soft Drinks | 2,381 | 4.2% | | | | | | | 2,381 | 4.2% | | | | | | |
| 51500 COGS - Produce | 1,664 | 3.0% | | | | | | | 1,664 | 3.0% | | | | | | |
| 51600 COGS - Dairy | 4,009 | 7.1% | | | | | | | 4,009 | 7.1% | | | | | | |
| 51700 COGS - Bread | 2,625 | 4.7% | | | | | | | 2,625 | 4.7% | | | | | | |
| 51900 COGS - Other Foods | 6,297 | 11.2% | | | | | | | 6,297 | 11.2% | | | | | | |
| 53000 COGS - Paper | 2,445 | 4.4% | | | | | | | 2,445 | 4.4% | | | | | | |
| **Food Costs Total:** | **28,133** | **50.2%** | | | | | | | **28,133** | **50.2%** | | | | | | |
| **Labor Costs** | | | | | | | | | | | | | | | | |
| 60000 Salaries - Base | 61,353 | 109% | | | | | | | 61,353 | 109% | | | | | | |
| 61300 Salaries - Store Team | 18,447 | 32.9% | | | | | | | 18,447 | 32.9% | | | | | | |
| 65000 Employee Benefits | 6,930 | 12.4% | | | | | | | 6,930 | 12.4% | | | | | | |
| 65200 Employee Uniforms | 585 | 1.0% | | | | | | | 585 | 1.0% | | | | | | |
| 87000 Taxes - Payroll | 6,990 | 12.5% | | | | | | | 6,990 | 12.5% | | | | | | |
| **Labor Costs Total:** | **94,305** | **168%** | | | | | | | **94,305** | **168%** | | | | | | |
| **Prime Cost Total:** | **122,438** | **218%** | | | | | | | **122,438** | **218%** | | | | | | |
| **Gross Profit Total:** | **(66,363)** | **(118%)** | | | | | | | **(66,363)** | **(118%)** | | | | | | |
| **Controllables** | | | | | | | | | | | | | | | | |
| 49980 Cash Over/Short | 2,734 | 4.9% | | | | | | | 2,734 | 4.9% | | | | | | |
| 71000 Bank Charges | 140 | 0.2% | | | | | | | 140 | 0.2% | | | | | | |
| 71300 TexNation Points | 17 | 0.0% | | | | | | | 17 | 0.0% | | | | | | |
| 71500 Credit Card Fees | 64 | 0.1% | | | | | | | 64 | 0.1% | | | | | | |
| 80100 Repairs & Maintenance-Equip | 11,007 | 19.6% | | | | | | | 11,007 | 19.6% | | | | | | |
| 80200 Repairs & Maintenance- | 3,433 | 6.1% | | | | | | | 3,433 | 6.1% | | | | | | |
| 80300 Repairs & Maintenance-Janitor | 852 | 1.5% | | | | | | | 852 | 1.5% | | | | | | |

# Income Statement - Apex Tex-Katy, LP
## TD007 - Katy, TX

| | | | | | | | |
|---|---:|---:|---|---:|---:|---|---:|
| 80900 Supplies - Cleaning | 1,004 | 1.8% | | 1,004 | 1.8% | | |
| 81000 Supplies - Office | 2,902 | 5.2% | | 2,902 | 5.2% | | |
| 81100 Supplies - Kitchen | 9,016 | 16.1% | | 9,016 | 16.1% | | |
| 81200 Supplies - Misc | 9,713 | 17.3% | | 9,713 | 17.3% | | |
| 81700 Postage & Delivery | 17 | 0.0% | | 17 | 0.0% | | |
| 81900 Printing | 1,141 | 2.0% | | 1,141 | 2.0% | | |
| 84000 Travel Expense | 20 | 0.0% | | 20 | 0.0% | | |
| 84050 Meals and Entertainment | 109 | 0.2% | | 109 | 0.2% | | |
| 88000 Telephone | 841 | 1.5% | | 841 | 1.5% | | |
| 88500 Utilities - Electric | 551 | 1.0% | | 551 | 1.0% | | |
| 88600 Utilities - Gas | 70 | 0.1% | | 70 | 0.1% | | |
| **Controllables Total:** | **43,630** | **77.8%** | | **43,630** | **77.8%** | | |
| **Non-Controllables** | | | | | | | |
| 70500 Advertising/Promo Agency Fee | 2,345 | 4.2% | | 2,345 | 4.2% | | |
| 70600 Advertising - Co-op/Ad Fund | 536 | 1.0% | | 536 | 1.0% | | |
| 73700 Books & Subscriptions | 662 | 1.2% | | 662 | 1.2% | | |
| 75500 Interest Expense | 242 | 0.4% | | 242 | 0.4% | | |
| 76100 Professional Fees - Accounting | 6,052 | 10.8% | | 6,052 | 10.8% | | |
| 76500 Professional Fees - Other | 106,294 | 190% | | 106,294 | 190% | | |
| 76700 Permits & Licenses | 532 | 0.9% | | 532 | 0.9% | | |
| 85500 Rent - Equipment | 2,085 | 3.7% | | 2,085 | 3.7% | | |
| 86000 Royalty Fees | 2,146 | 3.8% | | 2,146 | 3.8% | | |
| 87400 Penalties & Fines | 55 | 0.1% | | 55 | 0.1% | | |
| 88200 Security | 432 | 0.8% | | 432 | 0.8% | | |
| **Non-Controllables Total:** | **121,381** | **216%** | | **121,381** | **216%** | | |
| **Expenses Total:** | **165,011** | **294%** | | **165,011** | **294%** | | |
| **Net Income/(Loss):** | **(231,374)** | **(413%)** | **$0** | **(231,374)** | **(413%)** | | **$0** |

# Texadelphia-Katy

